Exhibit 99.1

Not for distribution to United States newswire services or for dissemination in the United States.

BASE SHELF PROSPECTUS IS ACCESSIBLE, AND THE PROSPECTUS SUPPLEMENT WILL BE ACCESSIBLE WITHIN TWO BUSINESS DAYS, ON SEDAR+

Scorpio Gold Corporation Announces Marketed Public Offering for Gross Proceeds of up to $8 Million

Vancouver, British Columbia – July 15, 2026 – Scorpio Gold Corporation (TSXV:SGN, OTCQB:SRCRF, FSE: RY9) (“Scorpio Gold” or the “Company”) is pleased to announce that it has entered into an agreement with Velocity Trade Capital Ltd. (“Velocity”) acting as lead agent and sole bookrunner, on behalf of a syndicate of agents (collectively, the “Agents”), pursuant to which the Agents have agreed to offer, on a “best efforts” basis, up to 32,000,000 common shares (the “Offered Shares”) from the treasury of the Company, at a price of $0.25 per Offered Share for total gross proceeds of up to $8,000,000 (the “Offering”).

In addition, the Company will grant the Agents an option (the “Agents’ Option”) to purchase up to an additional 4,800,000 Offered Shares on the same terms exercisable at any time up to 30 days following the closing of the Offering, for market stabilization purposes and to cover over-allotments, if any.

The net proceeds of the Offering will be used to fund exploration activities at the Company's Manhattan Property and for general corporate and working capital purposes.

The Offering is expected to close on or about July 23, 2026, or such other date as the Company and the Agents may agree and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the acceptance of the TSX Venture Exchange (the “TSXV”).

The Offered Shares to be issued under the Offering will be offered by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s existing short form base shelf prospectus dated July 6, 2026 (the “Base Shelf Prospectus”), to be filed in all of the provinces of Canada (other than the province of Québec) and some may be sold in the United States pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and in compliance with applicable state blue-sky laws, and in such other jurisdictions outside of Canada and the United States as agreed to by the Company, in each case in accordance with all applicable laws and provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction. Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendment to the documents is provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days from the date hereof), accessible on SEDAR+ at www.sedarplus.ca. An electronic or paper copy of the Prospectus Supplement, the Base Shelf Prospectus, and any amendment to such documents, may be obtained without charge from Velocity, 100 Yonge Street, Suite 1800, Toronto, Ontario M5C 2W1, by telephone at (416) 323-2164 or by email at syndication@velocitytradecapital.com by providing the contact with an email address or address, as applicable. The Base Shelf Prospectus and the Prospectus Supplement contain important, detailed information about the Company and the proposed Offering.  Prospective investors should read the Base Shelf Prospectus and the Prospectus Supplement (when filed) before making an investment decision.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

1

About Scorpio Gold Corp.

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold’s Manhattan District is ~4,780-hectares and comprises the advanced exploration-stage Goldwedge Mine, with a 400 ton per day maximum capacity gravity mill, and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD-LOOKING STATEMENTS:

This news release includes information, statements, beliefs and opinions which are forward-looking, and which reflect current estimates, expectations and projections about future events, including, but not limited to, the anticipated terms of the Offering, including, but not limited to, the Agents’ Option, the closing date of the Offering, the use of the net proceeds of the Offering, the conditions to the closing of the Offering, including acceptance by the TSXV, the filing of a prospectus supplement with respect to the Offering, the offering jurisdictions of the Offering, and other statements that contain words such as “believe,” “expect,” “project,” “should,” “seek,” “anticipate,” “will,” “intend,” “positioned,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning. By its nature, forward-looking information involves a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking information. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein.

A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements made in this news release, including, but not limited to, the risk that terms and closing of the Offering will not be as anticipated, including, but not limited to, that the Agents’ Option, the closing date of the Offering, the use of the net proceeds of the Offering, the conditions to the closing of the Offering, including acceptance by the TSXV, the filing of a prospectus supplement with respect to the Offering, the offering jurisdictions of the Offering, and the position of Scorpio Gold will not be as anticipated. A more complete discussion of the risks and uncertainties facing the Company is disclosed under the heading “Risk Factors” in the Company’s most recent annual information form, as well as the Company’s other continuous disclosure filings with Canadian securities regulatory authorities available at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that cause results or events not to be as anticipated, estimated or intended. Readers should not place undue reliance on forward-looking information, which is based on the information available as of the date of this news release and the Company disclaims any intention or obligation to update or revise any forward-looking information contained in this new release, whether as a result of new information, future events or otherwise, unless required by applicable law. The forward-looking information included in this new release is expressly qualified in its entirety by this cautionary statement.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director

Tel: (604)-252-2672

Email: zayn@scorpiogold.com

2